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                          September 9, 2020

       Adam Vandervoort
       Chief Legal Officer
       Teladoc Health, Inc.
       2 Manhattanville Road, Suite 203
       Purchase, New York 10577

                                                        Re: Teladoc Health,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed September 3,
2020
                                                            File No. 333-248568

       Dear Mr. Vandervoort:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Laura C. Turano